Exhibit 99.141

ROKiT Phones extends The Race All-Star Series partnership through to 2021

●	Torque Esports/Engine Media esports racing series continues growth.
●	Series now reaches more than six million viewers weekly via ESPN, Eurosport, CNBC, YouTube and more.
●	Season three of The Race All-Star Series powered by ROKiT Phones kicks off in June.

LONDON, UK (Wednesday, May 27, 2020) – The ROKiT Group has extended its agreement with Torque Esports/Engine Media (TSX-V: GAME) (OTCQB: MLLLF) as the presenting partners for The Race All-Star Series – Torque’s ground-breaking international esports racing championship.

After an initial six-week agreement that showcased ROKiT brands including ROKiT Phones, ABK Beer, Bandero Tequila and Bogart’s Spirits via the esports series, ROKiT – a well-known sponsor in Formula 1, Formula E and W-Series – has decided to make a long-term commitment to back the series through to 2021.

The Race All-Star Series powered by ROKiT Phones, is a world-class virtual racing event that brings together legendary names from motorsport history, some of the top real-world talent and the best of the sim racing community. The series comprises three separate championships - the Legends Trophy, the Pro Cup, and the Sim Masters.

The Legends Trophy has attracted such luminaries as double world champion and Indy 500 and Formula 1 heroes Mario Andretti and Emerson Fittipaldi; F1 world champions Jenson Button, Sebastian Vettel and Jacques Villeneuve; Indycar stars Dario Franchitti, Helio Castroneves, and Tony Kanaan; Le Mans winners Emanuele Pirro, David Brabham and Jan Magnussen; touring car greats Jason Plato and Andy Priaulx plus world rally champion Petter Solberg.

It has also added a teams’ championship, which has attracted entries from Mercedes-AMG Petronas Esports, Aston Martin, Bentley, BMW, Hyundai, Williams Esports, and Formula E team, ROKiT Venturi Racing.

Leading esports teams such as Mercedes-AMG Petronas Esports, Team Redline, F1 driver Romain Grosjean’s R8G Esports, and Williams Esports have also entered teams into the Sim Masters championship.

Torque created the Race All-Stars Series powered by ROKiT Phones in the wake of the cancellation of global motorsport due to the coronavirus pandemic. It has developed into a Saturday fixture for more than six million viewers through broadcast deals with ESPN and Eurosport. An additional 71 outlets show event highlights reaching a potential audience of 610 million homes.

“The Race All-Star Series has kept motorsport in the spotlight during a time when no other racing could take place,” said Jonathan Kendrick, co-founder, and Chairman of the ROKiT Group.

“By bringing together some of the leading car manufacturers, the top sim racing drivers, and world-famous legends it has created a loyal audience of passionate fans and generated fantastic exposure for the ROKiT Group brands.”

The Race All-Star Series powered by ROKiT Phones is now in its second season with the championship finale scheduled for this Saturday at 17:00 UK; 18:00 CET; 12 noon US Eastern and 9:00 am US Pacific.

“Having a brand like the ROKiT Group, which has established a strong links with real-world motorsport through its association with Williams, Venturi and W Series, committing to a long-term arrangement with the All-Star Series is testament to the growing popularity and power of virtual racing,” Engine Media Co-CEO Darren Cox said.

“We are delighted to have them onboard through to 2021 and to work with them on the many exciting developments we have in the pipeline.”

Series three of the championship will begin on June 6 with additional races scheduled for June 20 and June 27.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the acquisition of simulator company Allinsports – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Paul Ryan, paul.ryan@torqueesport.com, 678-644-0404

Darren Cox, CEO darrencox@torqueesport.com

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